Exhibit 6.18

PERSONAL CONTINUING GUARANTY

Merchant:	Elio Motors, Inc.
Merchant Account No.:	1164460101181859796
Account Open date:	Oct 18, 2012
Guarantor Name:	Stuart Lichter
Guarantor Address:
Guarantor Date of Birth:
Guarantor Social Security Number:

For good and valuable consideration, and as an inducement for PayPal Inc. (PayPal) to (1) continue to do business with the Merchant and Guarantor named above and (2) release Four Million Dollars ($4,000,000.00) from Merchant’s Account to Merchant, the undersigned hereby guarantees to PayPal the prompt, punctual, and full payment of all monies now or hereinafter due PayPal from either the Merchant or Guarantor named above.

This continuing guaranty is a guaranty of payment and not of collectability, and is not conditioned or contingent on the validity or enforceability of the documents or instruments underlying the obligations guaranteed hereunder, or the pursuit by PayPal of any remedies it has or may hereafter have with relation to such underlying obligations at law, in equity, or otherwise.  This guaranty is limited in amount to Five Million Dollars ($5,000,000.00) and shall remain in full force and effect notwithstanding any extension, compromise, adjustment, forbearance, waiver, release, or discharge of any party obligor or guarantor, or release in whole or in part of any security granted for said indebtedness or compromise or adjustment thereto, and the undersigned waives all notices thereto.

In the event that PayPal makes demand upon this guaranty in an amount in excess of Twenty Five Thousand Dollars ($25,000.00) in any calendar year, PayPal hereby grants Guarantor the right to assume the defense of any claims being made on Merchant’s Account.

The guaranty hereunder shall be unconditional and absolute and the undersigned waives all rights of subrogation and set-off until all sums under this guaranty are fully paid.  The undersigned further waives all suretyship defenses or defenses in the nature thereof, generally.

In the event payment due under this guaranty are not punctually paid upon demand, then the undersigned shall pay all reasonable costs and attorney’s fees necessary for collection, and/or enforcement of this guaranty.

The undersigned warrants and represents that she or he has full authority to enter into this guaranty.

This guaranty shall be binding upon and inure to the benefit of the parties, their successors, assigns, and personal representatives.

This guaranty has been delivered in California, and shall be construed and enforced under the laws of the State of California, without giving effect to conflict of laws principles.  The courts of California, federal or state, shall have exclusive jurisdiction of all legal actions arising out of this guaranty.  By executing this guaranty, the undersigned consents and submits to the jurisdiction of the federal and state courts of California.  The undersigned waives any right to a trial by jury in any action arising out of or relating to this guaranty.

The undersigned may only revoke this guaranty after providing written notice to PayPal sent via register mail.  Revocation will take place thirty (30) days after receipt of the written revocation by PayPal.  The undersigned understands and agrees to prompt, punctual, and full payment of all monies due PayPal from either the Merchant or Guarantor named above that are incurred prior to the revocation date.

The undersigned also agrees to promptly provide any and all information requested by PayPal concerning her or his financial condition, business history, trade relationships, and employment information.  The undersigned agrees that you are providing PayPal with written instructions in accordance with the Fair Credit Reporting Act, and you are authorizing PayPal to obtain your personal credit report from a credit bureau. You further understand that you are authorizing PayPal to obtain your credit report on an ongoing basis for account review purposes.

Date:
Acknowledged:

Date:
Witnessed and Notarized: